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Helen Frankenthaler



THE #1 SHARPE RATIO ON THE MASTERWORKS PLATFORM

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#1 Sharpe Ratio And Rising

Frankenthaler's Sharpe Ratio of 1.70 represents the Highest Risk-Adjusted Return of any artist in our portfolio, and signals a consistent level of growth.[1]



Helen Frankenthaler's Sharpe Ratio is Steadily Rising
1.8
1.6
1.4
1.2
1.0
1.28
1.30
1.40
1.45
1.52
1.64
1.70
2017
2018
2019
2020
2021
2022
2023

Rapidly Growing Demand

Investing in Frankenthaler is worth considering, given the growing demand for female artists, as seen in the recent price surges of top performers like Yayoi Kusama and Cecily Brown.[2]


Average Auction Price Growth (2022-2023)
75%
50%
25%
0%
14.2%
24.9%
42.0%
Yayoi Kusama
Cecily Brown
Helen Frankenthaler

9 out of 10

of her Top Auction Records were established since 2020, indicating strong market sentiment.



W YORK
HONG KONG

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8:25 PM · May 19, 2022

Sotheby's
@Sothebys

#AuctionUpdate: Dating from Helen Frankenthaler's highly acclaimed period of production in the mid- to late-1970s, her monumental canvas 'Carousel' from 1979 realizes $4.7 million after another 7-minute bidding battle! #SothebysContemporary



7:39 PM · Oct 28, 2020

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Important Disclosures

This communication is brought to you by Masterworks Administrative Services. The content is not intended to provide legal, tax, or investment advice.

More information on the Offering Circular can be found at sec.gov

1. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Helen Frankenthaler has a risk-adjusted appreciation of 1.70. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

2. "Investing in Frankenthaler is worth considering, given the growing demand for female artists, as seen in the recent price surges of top performers like Yayoi Kusama and Cecily Brown." This information as well as the associated chart is based on data as analyzed by Masterworks' internal research team.

Masterworks may, from time to time, engage in "testing the waters" under Regulation A of the Securities Act of 1933, as amended, for the offerings currently filed with (but not yet qualified by) the SEC. This process allows companies to determine whether there may be interest in an eventual offering of their securities. Masterworks is not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people, who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with an offering, we will only be able to make sales after we have filed an offering statement with the SEC and the SEC has "qualified" the offering statement. The information in the offering statement will be more complete than any information provided on our website, and could differ in important ways. You must consider fully the information provided in the offering statement filed with (and qualified by) the SEC prior to making any investment decision. No money or other consideration is being solicited at this time for any pre-qualified offering, and if sent in response, will not be accepted.

Art sales price data and metrics are used for comparative modeling purposes only. Each painting is unique, and historical price trends of a group of selected artwork are not a direct proxy for the historical price performance of any specific painting or any investment in securities referenced. The data shown represents the whole art and is not comparative to an investment in our offerings, which includes fees and expenses.

You must read the offering documents filed with the SEC before investing and the additional information available at https://www.masterworks.com/about/disclosure